Celgene Corporation
File Number 001-34912
(Celgene Corporation letterhead)
Via Edgar
June 15, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Celgene Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 File Number: 001-34912
Dear Mr. Rosenberg:
This letter reflects the response of Celgene Corporation (“Celgene” or the “Company”) to the comment contained in the letter from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) addressed to Ms. Jacqualyn A. Fouse, Senior Vice President and Chief Financial Officer of Celgene, dated June 3, 2011 (the “Comment Letter”) relating to Celgene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”). We have reproduced the Staff’s comment and responded below.
SEC Comment:
Income Tax Provision, Page 51
1.	We acknowledge your response to prior comment five. Regulation 4.08 of Regulation S-X requires disclosure of the components of income tax expense where the amount of such tax effect exceeds five percent of the amount computed by multiplying the income before tax by the applicable statutory tax rate. Since it appears that your annual accruals for uncertain tax positions exceed the five percent threshold, please provide us proposed disclosure to be included in future periodic reports showing the amount and nature of this reconciling item of your statutory income tax rate to your effective tax rate as required by ASC 740-10-50-12.

Celgene Corporation
File Number 001-34912
Celgene Corporation Response:
We believe our footnote disclosure meets the requirements of SEC Regulation Section 210.4-08(h)(2). All items making up the difference which exceed the threshold of 5% of the tax (i.e., $17.7 million) at the statutory tax rate on income before income taxes have been separately disclosed in the income tax rate reconciliation table on page 103 of the 2010 Form 10-K. The reconciliation is impacted by changes in our unrecognized tax benefits related to prior years that are recorded in the income tax provision. During each of 2010, 2009, and 2008, the activity related to prior years did not exceed the 5% threshold required for separate disclosure.
For the year 2010, in our tax footnote roll-forward of unrecognized tax benefits, we have disclosed on pages 104 and 105 of the 2010 Form 10-K increases in unrecognized tax benefits related to prior year tax positions of $9.1 million. The dollar threshold for separate disclosure for 2010 is $17.7 million, and accordingly, this item is below the threshold. We have also disclosed on page 105 of the 2010 Form 10-K reductions in unrecognized tax benefits related to settlements of $29.3 million. The settlements resulted in a tax benefit in our income tax provision of $12.5 million, which was also disclosed in the 2010 Form 10-K, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations. As this reduction is below the $17.7 million threshold, it does not meet the requirement for separate disclosure. The balance of the benefits recorded for the reduction in unrecognized tax benefits due to settlements of $16.8 million was credited to other balance sheet accounts and did not impact our effective tax rate or the reconciliation from the statutory tax rate to the effective tax rate.
Also disclosed in the 2010 tax footnote roll-forward of our unrecognized tax benefits is an increase related to current year positions of $118.0 million (page 105 of the 2010 Form 10-K). This includes $41.5 million in increases in the liability for unrecognized tax benefits that was recorded against goodwill or deferred tax assets and did not increase tax expense. The remaining increase in the liability for unrecognized tax benefits related to our current year operations. This item does not give rise to a difference between our statutory tax rate and the effective tax rate, and is therefore not a reconciling item. This increase in unrecognized tax benefits relates to income before income taxes that is subject to tax at the U.S. statutory tax rate of 35%. As the income is tax effected in the financial statements at the U.S. statutory tax rate, no reconciling difference is created between the 35% federal statutory tax rate and the Company’s effective tax rate.
We have also reviewed our reconciling items between the statutory tax rate and the effective tax rate for 2009 and 2008 and have not identified any items that exceed the 5% threshold. We acknowledge that in the future we may have changes in our unrecognized tax benefits related to prior years that will exceed the 5% threshold. If this occurs, we fully intend to disclose such items as separate components of the income tax rate reconciliation.

Celgene Corporation
File Number 001-34912
* * * * *
In connection with responding to the Comment Letter, we acknowledge that: (1) Celgene is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Celgene may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration of our response. If you have any further questions regarding the matter addressed in this letter, I can be reached at (908) 673-9956.
Very truly yours,
/s/ Jacqualyn A. Fouse
Jacqualyn A. Fouse
Senior Vice President and Chief Financial Officer

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